Commitment to SUPERIOR SERVICE

Commercial Federal Corporation


CONSUMER LOANS
& LINES OF CREDIT
HOME MORTGAGE LOANS
HOME EQUITY LOANS
INVESTMENT SERVICES
& INSURANCE
COMMERCIAL LOANS
DEPOSIT ACCOUNTS
CONVENIENCE BANKING
ONLINE, TELEPHONE
SELF SECURED
CASH MANAGE

2003 Summary Annual Report

We at Commercial Federal are proud of our heritage as the

Bank of Choice in the Communities We Serve.

For more than 115 years, we have provided our customers with the products they need to secure their financial futures and make their dreams come true – whether they are going to college, owning a home, or starting a business.

But the financial products are only part of the offering. It is the service behind the products that builds lasting partnerships with our customers. This superior service makes Commercial Federal a Better Bank. Every Day.

By making our first priority superior service, we will continue to expand and strengthen the connection with our customers. This will lead to sustainable growth and profits – and superior shareholder value.

2003 HIGHLIGHTS

- Reported net income of $89.0 million, or $2.02 per diluted common share.
- Achieved a 12.01% return on average stockholders' equity, and a return on average assets of .70%.
- Opened more than 81,000 new checking accounts and originated more than 33,000 new consumer loans during the year.
- Increased our commercial and small business banking customer base by 13%.
- Produced record mortgage loan volume of $6.5 billion, compared with $5.3 billion in 2002, a 22% increase.
- Opened five new "Adeo" branches in our fastest growing markets of Denver, Omaha and Des Moines.
- Increased the quarterly dividend on our common stock by 39%.
- Announced the expansion of our stock buyback program to repurchase three million shares of common stock by June 30, 2005.

CONTENTS

FINANCIAL HIGHLIGHTS

COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES

(Dollars in Thousands Except Per Share Data)	Year Ended December 31, 2003	2002
Interest income	**$ 650,744**	$ 777,053
Interest expense	**375,174**	449,325
Net interest income after provision for loan losses	**253,567**	296,726
Other income	**146,681**	120,438
General and administrative expenses	**271,409**	260,070
Amortization of core value of deposits	**5,533**	6,368
Provision for income taxes	**34,286**	43,723
Net income	**89,020**	107,003
Earnings per common diluted share	**2.02**	2.33
Dividends declared per common share	**.415**	.35
Return on average assets	**.70%**	.81%
Return on average stockholders' equity	**12.01%**	14.10%
Average stockholders' equity to average assets	**5.79%**	5.76%
Total assets	**$12,188,859**	$13,092,932
Investment and mortgage-backed securities	**2,392,860**	2,928,672
Loans held for sale, net	**351,539**	914,474
Loans receivable, net	**7,956,743**	7,703,016
Deposits	**6,454,610**	6,439,041
Borrowed funds	**4,699,951**	5,470,189
Stockholders' equity	**755,353**	750,100
Book value per common share	**18.20**	16.57
Closing stock price	**26.71**	23.35
Nonperforming assets to total assets	**.91%**	.87%
Net yield on interest-earning assets	**2.38%**	2.74%
Regulatory capital ratios of the Bank:		
Tangible capital	**5.93%**	5.75%
Core capital (Tier 1 capital)	**5.88%**	5.69%
Risk-based capital –		
Tier 1 capital	**9.13%**	9.15%
Total capital	**10.87%**	10.87%

FELLOW SHAREHOLDERS

COMMERCIAL FEDERAL HAD ANOTHER YEAR OF SOLID PERFORMANCE IN 2003 ...

...as we continued to expand our customer base and enhance the value of the franchise by growing our core business drivers: consumer and commercial checking and savings accounts, commercial and industrial loans, and home equity loans. Focusing on these core products increases the long-term value of our franchise and results in higher investor returns.

The Company's retail banking and commercial banking units, which comprise our core business, produced strong earnings in spite of a challenging economic and interest rate environment. For Commercial Federal and the financial services industry in general, these challenges resulted in significantly higher prepayments on mortgages and a reduction in yields on the asset side of the balance sheet. The result was net interest margin compression impacting earnings growth for the year.

It is important to distinguish that these short-term challenges were caused by changing economic factors, which are outside the control of management. What we can continue to do is focus on growing the core operational products of the Bank and expanding our customer base by becoming the "Bank of Choice in every community we serve."

We opened five new branches in 2003, each designed to utilize the latest technology and emphasize customer service and convenience. The initial new loan and deposit account results of these branches have exceeded our expectations. Additionally, transitioning to a commercial bank resulted in a 16% increase in commercial and small business checking accounts in 2003. This higher margin line of business will result in enhanced shareholder value going forward.

The heritage of Commercial Federal is to always provide superior customer service. The infrastructure changes we made in 2003 emphasize our ongoing commitment to building relationships with our clients, learning about their financial goals, and creating unique solutions to meet their banking needs. We make dreams come true by building lifetime financial partnerships.



WILLIAM A. FITZGERALD
Chairman and Chief Executive Officer

CORE BANKING RESULTS

Net income totaled $89.0 million, or $2.02 a share on a diluted basis. Return on average equity was 12.01%, with return on average assets of .70%.

Deposit growth was a significant positive for the year. Core deposits – checking and savings accounts which offer a key advantage to banks by providing a much lower cost of funds relative to market-based borrowings – were up 13% over 2002. Deposit growth is a critical part of Commercial Federal's strategy to realize higher spreads and returns. Deposits offer a funding advantage, and a growing deposit base provides a significant competitive benefit in pricing loan products.

New account growth was another positive. At the close of 2003, the Company served 517,899 retail households and commercial clients within our footprint states and 585,542 nationwide. For the year, retail checking accounts increased 5% and home equity outstanding loan balances were up 5%. Annuity sales also were strong in 2003 with $168 million in sales, compared with $152 million for 2002. By negotiating better fees for the Bank, we increased total gross revenues from these sales by 7%.

The Commercial Banking unit continued to surpass growth targets for the year and generated solid gains in its loan portfolio as well as commercial and small business deposits. The commercial operating loan portfolio grew by 60% and commercial and small business checking accounts grew by 16% for the year. Growth in these higher-margin products will continue to enhance revenues and net interest rate spread going forward.

Asset quality, the cornerstone of every banking institution, remained strong despite the challenging economic conditions with total nonperforming loans down 23% year over year. The ratio of nonperforming loans to loans receivable was .69% at year-end 2003, compared to .93% at year-end 2002. Net charge-offs for 2003 declined 28% to $19.5 million, or only .25% of average loans,



WILLIAM A. FITZGERALD
Chairman and Chief Executive Officer
ROBERT J. HUTCHINSON
President and Chief Operating Officer
DAVID S. FISHER
Executive Vice President and Chief Financial Officer

which is very favorable to peer group comparisons. The allowance for loan losses to total nonperforming loans increased at year-end to 193%, compared with 147% for the year ended 2002.

We have been very deliberate in our attempt to prudently grow our commercial and consumer loan portfolios, paying careful attention to loan underwriting and loan review processes. The Company's discipline in credit underwriting and monitoring procedures, as well as our focus on identifying and limiting credit concentrations, was cited by Moody's Investor Service in its 2003 review. Moody's listed the Company's credit risk management policies and procedures as one of the factors for upgrading their rating outlook on Commercial Federal from stable to positive.

By focusing on businesses and clients we know well, we will continue to grow our commercial loan portfolio in our key markets.

MORTGAGE BANKING OPERATIONS

The mortgage banking business again generated record loan volumes resulting from the lowest interest rate levels in more than 40 years, causing the mortgage refinance index to remain at historically high levels for most of this year. For the year, the Company purchased and originated $6.5 billion in mortgages, compared with $5.3 billion for 2002.

The fourth quarter of 2003 marked a transition as mortgage loan refinance volumes declined significantly. Over the past couple of years, the industry and Commercial Federal have enjoyed high levels of gains on sales from originated mortgage loans. However, as we have seen historically when mortgage refinancing volumes slow from these peak volumes, these high levels of gains are not sustainable as pricing spreads narrow considerably. Management recognizes the challenges and opportunities for 2004 resulting from this transition in the mortgage banking business.

NEW BRANCH OPENINGS

In 2003, we launched a new branch concept which we call "Adeo" from the Latin word meaning "visit." We designed our Adeo branches with the idea of offering our customers a comfortable, welcoming place where they are greeted immediately as they enter the branch and directed to the individual who is best suited to meet their banking needs. Adeo branches include biometric hand readers that allow customers access to their self-secured safe deposit boxes without the assistance of branch staff, an Internet Café, and video screen displays in the drive-up teller lanes. Other innovative features include: an Investment Center offering financial news and information; a Business Services Center promoting Commercial Federal's small business and commercial banking capabilities; a convenient Commercial Night Drop; a Home and Consumer Lending Center; and a telephone banking display with a direct connection to the Customer Assistance Center.

We opened five Adeo branches in 2003 and plan to open seven more in 2004, all in our high growth markets of Denver, Omaha and Des Moines. This investment in branch expansion is important for future earnings growth and a stronger overall franchise. Revenue and sales generated by these new offices have exceeded initial projections. These Adeo branches offer another way to strengthen our client relationships by incorporating new technology and creating a customer experience focused on service and convenience. The expansion of service locations in our fast-growing markets will enhance market share and profitability in subsequent years as the resulting revenues exceed the initial costs of bringing these locations online.

CORPORATE GOVERNANCE

We are very proud of the culture, principles, community involvement and governance practices for which our Company is known – none of which would be possible without the dedicated efforts of our employees and board members. Commercial Federal's leadership team is an integral part of our strategic plan to build a stronger, better-performing company. Working to become the "Employer of Choice," we are investing a great deal of time and effort developing these leaders and improving the work environment to best serve our employees, customers and shareholders.

Commercial Federal is pleased to have a very high-quality and independent board that has been proactive in maintaining the highest standards in the critical area of corporate governance. The Company remains committed to providing shareholders with the most open, accurate and complete information possible regarding our financial position.

CREATING THE FUTURE

Working to become the "Bank of Choice" by creating a brighter future for our customers and employees is something we stress every day. We believe in developing our people by focusing on their strengths to build and grow the Company. This effort benefits our employees, and just as important, our customers. Creating satisfied clients results in stronger, deeper relationships that provide for long-term growth and deliver better results for shareholders.

Our commitment is to our customers, employees and you, our shareholders. Thank you for your ongoing support.

William A. Fitzgerald

William A. Fitzgerald
Chairman and Chief Executive Officer


INVESTMENT
SAVE for Retirement
PLAN for Your Child's Education
PROTECT Your Assets
DEVELOP a Financial Plan
SAVE for a New Home
Commercial Federal Bank is proud to offer AccessOnline

Plasma screens featuring the latest financial news and merchandising walls describing investment products empower customers to take control of their investments.

Creating the FUTURE

WITH ADEO BRANCH LOCATIONS

Commercial Federal ushered in a **NEW ERA** of banking in 2003 with the addition of five "Adeo" branches. From the Latin word "Adeo" or "visit," these branches offer a welcoming, inviting place for customers to visit regularly and meet with our experts about their banking needs. Whether they're looking to invest, borrow for a home or consumer loan, or receive sound advice on business matters, customers find assistance through specialized service centers. These branches have a distinctly different look and are better equipped with the information and technology necessary to attract and serve customers of all ages.

With the addition of **NEW TECHNOLOGY,** including big-screen televisions with the latest financial information, biometric hand readers that give customers self-secured access to their safety deposit boxes, and teller cash dispense units, customers can feel confident in all their banking transactions. Furthermore, we maximize the potential of this technology, as well as our existing online banking services, through our new in-branch Internet Cafés. Customers now can do their banking in a convenient, comfortable environment and receive assistance from our skilled employees.

Information. Service. Technology. Innovation. This is Better Banking. Every Day.

Providing customers with the online and print information they need to make informed banking decisions, Commercial Federal's newest branches appeal to retail and business customers.


CAFE


GROW


Commercial
Federal Bank





Using proactive assistance and innovative technology such as biometric hand readers, new branches maximize staff efficiency and create a positive experience for customers.

Engaging CUSTOMERS WITH SUPERIOR SERVICE

We believe superior customer service is the single most important element in our Company's success. It sets us apart from the competition. It's our culture. It's a driving force in everything we do.

This **COMMITMENT** was exemplified in 2003 as we redesigned our ideas about how customers want to work with their bank. We built five new "Adeo" branches to bring our services to the places customers live and work. We made enhancements to our telephone and online banking systems as well. We've gone so far as to build a bank branch in a commercial client's plant to conveniently serve the needs of their employees.

Nevertheless, our concept of **BETTER BANKING** is far more than products and buildings. We're working to build trusted relationships with our customers, and in this regard, we are tremendously proud of our 2,900 dedicated employees. These individuals are leaders in their fields and possess the knowledge, skill sets and commitment to quality service that make us a distinctly different bank.

We firmly believe that by building and developing our employees, our clients will benefit as well. Commercial Federal Bank's clients will increase their business with us because our employees are more knowledgeable and better trained to understand their needs. This leads to better returns for shareholders.

Building a Commercial Federal branch in the National Beef Plant in Dodge City, Kansas, offers convenience and quality service to a new group of customers.


Federal



Ted and Betty Vlamis, President and Executive Vice President of Pioneer Balloon Company, celebrate their relationship with Commercial Federal in the showroom of their Wichita store.

Building PARTNERSHIPS WITH COMMERCIAL CLIENTS

As part of our continued GROWTH strategy, Commercial Federal selectively targets, recruits and builds relationships with our commercial banking clients. In 2003, these efforts were rewarded; while competitors' loans were flat or decreasing, we secured a growing market share.

This success stems from the continued commitment to develop strong relationships with our commercial banking clients. Building personal relationships allows us to better understand and meet our clients' unique business needs, regardless of geographic location or business specialization.

In 2003, we implemented the Commercial Underwriting Standardization Project (CUSP). The project's outcome will allow us to be more efficient and standardized in loan approval processes and to provide additional employee training in service, QUALITY and efficiency in commercial banking transactions.

By increasing our focus and growing our capabilities through solid relationships in commercial banking, we can grow our margins, which will increase shareholder value.



From the Omaha "war room" of Cornerstone Energy (top), to the Denver warehouse of Oneida Cold Storage (bottom), Commercial Federal meets customers' unique needs.

▲ Bret Feller, President and CEO of Cornerstone Energy

LEFT TO RIGHT ▼ Russ Marr, Warehouse Manager; Ben Gudorf, General Manager; and Stan Averch, CEO and Owner of Oneida Cold Storage



EARNINGS PER SHARE[1]

1999	$1.54
2000	1.79
2001	1.92
2002	2.33
2003	2.02

DIVIDENDS DECLARED PER SHARE

1999	$.250
2000	.280
2001	.310
2002	.350
2003	.415

CLOSING STOCK PRICE



Total return 59.4%
$17.81
$19.44
$23.50
$23.35
$26.71
$30
20
10
0
1999
2000
2001
2002
2003

(1) Time period covers last five fiscal years as reported. Excludes transition period from 7/1/00 to 12/31/00.

RETURN ON INVESTED CAPITAL

The primary financial objective for Commercial Federal is to provide a superior return on invested capital. Invested capital is common shareholder equity plus parent company debt.

RETURN ON COMMON EQUITY

Commercial Federal strives to earn over 15% return on common equity over time. Changing economic factors and interest rates may affect a given year's returns. Over a three to five year period of time, return on common equity should exceed 15%.

EARNINGS PER SHARE

Each share of common stock represents an ownership stake within the Corporation. Our goal over the long term is to increase the value of each share by sustaining a 6% to 10% growth rate in earnings per share.

DIVIDENDS

Dividends represent an important component of total shareholder return. Commercial Federal has a goal to increase dividends at or above the growth rate of earnings. Commercial Federal has paid a dividend for 36 consecutive quarters, with a 5-year historical growth rate of 12.5%. In 2003, the Company raised its quarterly cash dividend to $.125 per share from $.09 per share at the start of the year, a 39% increase. The dividend, combined with increasing earnings per share, will ultimately result in a consistent growth in total shareholder return.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES

(Dollars in Thousands)	December 31,	
ASSETS	**2003**	2002
Cash (including short-term investments of $1,334 and $505)	**$ 158,133**	$ 200,581
Investment securities available for sale, at fair value	**1,055,055**	1,296,050
Mortgage-backed securities available for sale, at fair value	**1,337,805**	1,632,622
Loans held for sale, net	**351,539**	914,474
Loans receivable, net of allowances of $108,154 and $106,148	**7,956,743**	7,703,016
Federal Home Loan Bank stock	**243,332**	283,193
Foreclosed real estate	**49,744**	40,008
Premises and equipment, net	**147,365**	148,374
Bank owned life insurance	**234,111**	222,537
Other assets	**475,483**	466,995
Core value of deposits, net of accumulated amortization of $64,217 and $58,684	**16,832**	22,365
Goodwill	**162,717**	162,717
Total Assets	**$12,188,859**	$13,092,932

LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	**$ 6,454,610**	$ 6,439,041
Advances from Federal Home Loan Bank	**4,484,708**	4,848,997
Other borrowings	**215,243**	621,192
Other liabilities	**278,945**	433,602
Total Liabilities	**11,433,506**	12,342,832
Commitments and Contingencies	**–**	–
Stockholders' Equity:		
Preferred stock, $.01 par value; 10,000,000 shares authorized; none issued	**–**	–
Common stock, $.01 par value; 120,000,000 shares authorized; 41,498,575 and 45,270,360 shares issued and outstanding	**415**	453
Additional paid-in capital	**–**	61,712
Retained earnings	**833,638**	791,357
Accumulated other comprehensive loss, net	**(78,700)**	(103,422)
Total Stockholders' Equity	**755,353**	750,100
Total Liabilities and Stockholders' Equity	**$12,188,859**	$13,092,932

CONSOLIDATED STATEMENT OF INCOME

COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES

(Dollars in Thousands)	Year Ended December 31,		
	2003	2002	2001
Interest Income:			
Loans receivable	**$536,451**	$607,370	$685,480
Mortgage-backed securities	**49,836**	93,047	109,657
Investment securities	**64,457**	76,636	76,237
Total interest income	**650,744**	777,053	871,374
Interest Expense:			
Deposits	**147,090**	179,596	310,367
Advances from Federal Home Loan Bank	**210,045**	243,710	234,213
Other borrowings	**18,039**	26,019	19,365
Total interest expense	**375,174**	449,325	563,945
Net Interest Income	**275,570**	327,728	307,429
Provision for Loan Losses	**(22,003)**	(31,002)	(38,945)
Net Interest Income After Provision for Loan Losses	**253,567**	296,726	268,484
Other Income (Loss):			
Retail fees and charges	**57,798**	55,279	53,519
Loan servicing fees, net of mortgage servicing rights amortization	**(29,995)**	8,099	22,680
Mortgage servicing rights valuation adjustment	**28,678**	(60,417)	(19,058)
Gain on sales of securities and changes in fair values of derivatives, net	**26,767**	40,583	15,422
Gain on sales of loans	**23,916**	36,173	8,739
Bank owned life insurance	**11,574**	12,654	12,986
Other operating income	**27,943**	28,067	27,235
Total other income	**146,681**	120,438	121,523
Other Expense:			
General and administrative expenses –			
Compensation and benefits	**123,847**	114,022	105,120
Occupancy and equipment	**41,190**	38,956	37,726
Data processing	**18,157**	17,861	18,019
Advertising	**16,073**	15,171	11,995
Communication	**13,663**	13,071	13,731
Item processing	**13,718**	14,225	16,413
Outside services	**12,456**	13,833	13,765
Loan expenses	**10,981**	5,236	4,731
Foreclosed real estate, net	**3,924**	6,805	6,923
Other operating expenses	**17,400**	20,890	21,626
Exit costs and termination benefits	**–**	–	(15,566)
Total general and administrative expenses	**271,409**	260,070	234,483
Amortization of core value of deposits	**5,533**	6,368	7,211
Amortization of goodwill	**–**	–	8,134
Total other expense	**276,942**	266,438	249,828
Income Before Income Taxes	**123,306**	150,726	140,179
Provision for Income Taxes	**34,286**	43,723	43,374
Net Income	**$ 89,020**	$107,003	$ 96,805

CONSOLIDATED STATEMENT OF INCOME (CONTINUED)

COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES

	Year Ended December 31,		
	2003	2002	2001
Weighted Average Number of Common Shares Outstanding Used in Basic Earnings Per Share Calculation	**43,731,535**	45,289,967	49,995,621
Add Assumed Exercise of Outstanding Stock Options as Adjustments for Dilutive Securities	**422,481**	560,237	497,298
Weighted Average Number of Common Shares Outstanding Used in Diluted Earnings Per Share Calculation	**44,154,016**	45,850,204	50,492,919
Basic Earnings Per Common Share	**$ 2.04**	$ 2.36	$ 1.94
Diluted Earnings Per Common Share	**$ 2.02**	$ 2.33	$ 1.92
Dividends Declared Per Common Share	**$ .415**	$ .350	$ .310

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Commercial Federal Corporation
Omaha, Nebraska

We have audited the consolidated statements of financial condition of Commercial Federal Corporation and subsidiaries (the Corporation) as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years ended in the period December 31, 2003. Such consolidated financial statements and our report thereon dated February 17, 2004, except for Note 17, as to which the date is February 27, 2004, expressing an unqualified opinion and including an explanatory paragraph relating to a change in method of accounting for goodwill and other intangible assets (which are not included herein), are included in the Annual Report on Form 10-K of Commercial Federal Corporation for the year ended December 31, 2003. The accompanying condensed consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated statements of financial condition as of December 31, 2003 and 2002, and the related condensed consolidated statements of income for each of the three years ended in the period December 31, 2003, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

Omaha, Nebraska
February 17, 2004
(February 27, 2004 as to Note 17)

SELECTED CONSOLIDATED FINANCIAL DATA

COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES

(Dollars in Thousands Except Per Share Data)	Year Ended December 31,			Six Months Ended December 31,	Year Ended June 30,
	2003	2002	2001	2000[1]	2000
Interest income	**$650,744**	$777,053	$871,374	$498,732	$927,690
Interest expense	**375,174**	449,325	563,945	344,297	585,549
Net interest income	**275,570**	327,728	307,429	154,435	342,141
Provision for loan losses	**(22,003)**	(31,002)	(38,945)	(27,854)	(13,760)
Retail fees and charges	**57,798**	55,279	53,519	25,650	43,230
Loan servicing fees, net of mortgage servicing rights amortization	**(29,995)**	8,099	22,680	12,104	25,194
Mortgage servicing rights valuation adjustment	**28,678**	(60,417)	(19,058)	(583)	–
Gain (loss) on sales of securities and changes in fair values of derivatives, net	**26,767**	40,583	15,422	(69,462)	–
Gain (loss) on sales of loans	**23,916**	36,173	8,739	(18,023)	(110)
Bank owned life insurance	**11,574**	12,654	12,986	(3,370)	–
Other operating income	**27,943**	28,067	27,235	12,123	33,613
General and administrative expenses	**271,409**	260,070	234,483	151,017	252,019
Amortization of core value of deposits	**5,533**	6,368	7,211	3,903	8,563
Amortization of goodwill	**–**	–	8,134	4,250	8,673
Income (loss) before income taxes and cumulative effect of change in accounting principle	**123,306**	150,726	140,179	(74,150)	161,053
Income tax provision (benefit)	**34,286**	43,723	43,374	(19,691)	55,269
Income (loss) before cumulative effect of change in accounting principle	**89,020**	107,003	96,805	(54,459)	105,784
Cumulative effect of change in accounting principle, net [2]	**–**	–	–	(19,125)	(1,776)
Net income (loss)	**$ 89,020**	$107,003	$ 96,805	$(73,584)	$104,008
Earnings (loss) per common share: [3]					
Income (loss) before cumulative effect of change in accounting principle	**$ 2.02**	$ 2.33	$ 1.92	$ (1.00)	$ 1.82
Cumulative effect of change in accounting principle, net [2]	**–**	–	–	(.35)	(.03)
Net income (loss)	**$ 2.02**	$ 2.33	$ 1.92	$ (1.35)	$ 1.79
Dividends declared per common share	**$ .415**	$ .350	$ .310	$ .140	$ .280
Other data:					
Net interest rate spread	**2.43%**	2.76%	2.59%	2.46%	2.67%
Net yield on interest-earning assets	**2.38%**	2.74%	2.62%	2.44%	2.78%
Return on average total assets	**.70%**	.81%	.75%	(1.07)%	.77%
Return on average total stockholders' equity	**12.01%**	14.10%	12.12%	(16.19)%	10.85%
Dividend payout ratio	**20.54%**	15.02%	16.15%	n/a	15.36%
Total number of branches at end of period	**192**	189	196	241	255

SELECTED CONSOLIDATED FINANCIAL DATA (CONTINUED)

COMMERCIAL FEDERAL CORPORATION AND SUBSIDIARIES

(Dollars in Thousands Except Per Share Data)	Year Ended December 31,			Six Months Ended December 31,	Year Ended June 30,
	2003	2002	2001	2000[1]	2000
Total assets	**$12,188,859**	$13,092,932	$12,902,994	$12,536,221	$13,793,038
Investment securities	**1,055,055**	1,296,050	1,150,345	771,137	993,167
Mortgage-backed securities	**1,337,805**	1,632,622	1,829,728	1,514,510	1,220,138
Loans held for sale, net	**351,539**	914,474	381,365	242,200	183,356
Loans receivable, net	**7,956,743**	7,703,016	8,066,375	8,651,174	10,224,336
Core value of deposits	**16,832**	22,365	28,733	36,209	42,488
Goodwill	**162,717**	162,717	162,717	171,218	188,362
Deposits	**6,454,610**	6,439,041	6,396,522	7,694,486	7,330,500
Advances from Federal Home Loan Bank	**4,484,708**	4,848,997	4,939,056	3,565,465	5,049,582
Other borrowings	**215,243**	621,192	526,582	175,343	206,026
Stockholders' equity	**755,353**	750,100	729,694	859,656	987,978
Book value per common share	**18.20**	16.57	15.87	16.16	17.67
Regulatory capital ratios of the Bank:					
Tangible capital	**5.93%**	5.75%	5.54%	6.48%	6.55%
Core capital (Tier 1 capital)	**5.88%**	5.69%	5.56%	6.51%	6.59%
Risk-based capital –					
Tier 1 capital	**9.13%**	9.15%	9.47%	10.80%	11.74%
Total capital	**10.87%**	10.87%	11.37%	11.79%	12.59%

(1) In 2000, the Corporation changed its year end to December 31 from June 30.

(2) Represents the cumulative effect of the change in method of accounting for derivative instruments and hedging activities, net of income tax benefit, for the six months ended December 31, 2000, and for start-up and organizational costs, net of income tax benefit, for the fiscal year ended June 30, 2000.

(3) All periods presented are based on diluted earnings (loss) per share. The conversion of stock options for the six months ended December 31, 2000, is not assumed since the Corporation incurred a loss from operations. As a result, for the six months ended December 31, 2000, the diluted loss per share is computed the same as the basic loss per share.

SUMMARY FINANCIAL INFORMATION

The presentation of the Corporation's consolidated financial condition, operating results and selected financial data in this summary annual report is intended only as a convenient reference. The Corporation's December 31, 2003, Annual Report on Form 10-K includes, among other items, the audited consolidated financial statements and notes thereto, the independent auditors' report, and management's discussion and analysis of financial condition and results of operations. The Form 10-K Annual Report also identifies important aspects of the Corporation's operations, and the information herein should be read together with the Form 10-K Annual Report for a complete understanding of the Corporation's financial position, results of operations, cash flows and changes in stockholders' equity. A copy of the Form 10-K Annual Report may be obtained by contacting our Investor Relations Department.

COMMERCIAL FEDERAL CORPORATION & COMMERCIAL FEDERAL BANK Board of Directors

WILLIAM A. FITZGERALD [2, 4]
Chairman of the Board and
Chief Executive Officer
Commercial Federal Corporation
Omaha, NE

JAMES P. O'DONNELL [2, 4, 5]
Executive Vice President,
Chief Financial Officer and
Corporate Secretary
ConAgra Food, Inc.
Omaha, NE

TALTON K. ANDERSON [2]
Chairman
Anderson Automotive Group
Omaha, NE

ROBERT D. TAYLOR [2, 4, 5]
President
Executive Airshare Corporation
Wichita, KS

MICHAEL P. GLINSKY [1, 3]
Managing Director
Glass Lewis & Co., LLC
Broomfield, CO

ALDO J. TESI [1, 3, 4, 5]
President and Chief Executive Officer
Election Systems & Software
Omaha, NE

ROBERT J. HUTCHINSON
President and Chief Operating Officer
Commercial Federal Corporation
Omaha, NE

JOSEPH J. WHITESIDE [1]
Vice Chairman
The PNC Financial Services Group
Pittsburgh, PA

CARL G. MAMMEL [1, 3]
President
Mammel Foundation
Omaha, NE

GEORGE R. ZOFFINGER [2, 3]
President and Chief Executive Officer
New Jersey Sports and Exposition Authority
East Rutherford, NJ

ROBERT S. MILLIGAN [1]
Chairman and Chief Executive Officer
MI Industries
Lincoln, NE

COMMERCIAL FEDERAL BANK Board of Directors

SHARON MARVIN GRIFFIN [6]
Real Estate Consultant
NP Dodge Company
Omaha, NE

MICHAEL T. O'NEIL, M.D. [7]
Orthopedic Surgeon
Private Practice
Omaha, NE

JANE E. MILLER [7]
Chief Operating Officer and
Executive Vice President
The Gallup Organization
Omaha, NE

Member of the:
1 Corporate and Bank Audit Committee
2 Corporate and Bank Finance Committee
3 Corporate and Bank Compensation/Stock Option Committee
4 Corporate and Bank Executive Committee
5 Corporate Governance/Nominating Committee
6 Bank Audit Committee
7 Bank Finance Committee

EXECUTIVE OFFICERS OF THE CORPORATION

WILLIAM A. FITZGERALD
Chairman of the Board
and Chief Executive Officer

ROBERT J. HUTCHINSON
President
and Chief Operating Officer

DAVID S. FISHER
Executive Vice President
and Chief Financial Officer

EXECUTIVE VICE PRESIDENTS

LAUREN W. KINGRY
Commercial Banking

JOHN S. MORRIS
Chief Credit Officer

SENIOR VICE PRESIDENTS

R. HAL BAILEY
Construction Lending

JODI R. BELLER
Small Business Banking

CAREN L. CANTRELL
Bank Operations

W. TATE FITZGERALD
Information Technology

JOSEPH L. FRITZSCHE
Human Resources

HAL A. GARYN
Audit and Risk Management

BRADLEY S. GRUBB
Investment
and Insurance Services

ROBERT E. GRUWELL
Treasurer

ROGER L. LEWIS
Corporate Communications
and Community Investment

GARY L. MATTER
Controller and Secretary

KEVIN C. PARKS
Retail Sales and Services

THOMAS N. PERKINS
Real Estate
and Administrative Services

FIRST VICE PRESIDENTS

KAREN S. BALDWIN
Retail Sales and Service

RONALD P. CHEFFER
Asset Recovery/Special Assets

MARY J. COX
Commercial Credit Underwriting

ROBERT L. CULBERT
Commercial Banking - IA

MONTE M. DEERE
Branch Delivery

GAIL E. FRANZEN
Mortgage Production Services

JONATHAN M. GAISER
Planning and Risk Management

CHRISTOPHER D. GILL
Distribution Network Planning

JOHN J. GRIFFITH
Investor Relations/
Strategy and Planning

RHONDA R. HUMPAL
Mortgage Wholesale/Correspondent

KAREN J. KENNEDY
Mortgage Loan Servicing

SUZANNE E. KIRK
Bank Operations

PAMELA M. MCINTYRE
Assistant Corporate Controller

DANIEL U. MEESE
Commercial Banking - KS/MO

PHILIP J. RANDELL
Commercial Banking - CO

GERALD J. TOMKA
Commercial Banking - NE

WILLIAM A. WILLIAMS
Secondary Marketing

DENNIS R. ZIMMERMAN
Technology Services

CORPORATE INFORMATION

CORPORATE PROFILE

Commercial Federal Corporation is the parent company of Commercial Federal Bank, a federal savings bank headquartered in Omaha, Nebraska. With $12.2 billion in assets, Commercial Federal Bank is one of the largest financial institutions in the Midwest. Founded in 1887, Commercial Federal operates branch offices in high growth markets throughout Nebraska, Iowa, Colorado, Kansas, Oklahoma, Missouri, and Arizona. Commercial Federal provides consumer and commercial banking services including mortgage origination and servicing, commercial and industrial lending, small business banking, construction lending, cash management, brokerage and insurance services, and Internet banking.

HEADQUARTERS

Commercial Federal Corporation
13220 California Street
Omaha, NE 68154
800.228.5023

INVESTOR RELATIONS CONTACT

John J. Griffith
First Vice President
402.514.5336

GENERAL COUNSEL

Fitzgerald, Schorr, Barmettler & Brennan, P.C.
13220 California Street
Omaha, NE 68154

CORPORATE COUNSEL

Stradley, Ronon, Stevens & Young, LLP
1220 19th Street, N.W.
Suite 600
Washington, D.C. 20036

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

INDEPENDENT AUDITORS

Deloitte & Touche LLP
1601 Dodge Street, Suite 3100
Omaha, NE 68102

CORPORATE WEB SITE

www.comfedbank.com

SHAREHOLDER INFORMATION

ANNUAL MEETING OF SHAREHOLDERS

The 2004 Annual Meeting of Shareholders will convene at 10:00 a.m. on Tuesday, May 11, 2004, at the Omaha Marriott Hotel, 10220 Regency Circle, Omaha, Nebraska.

STOCK TRANSFER AGENT

For information on the Dividend Reinvestment Plan or for assistance with stock ownership questions contact Commercial Federal's Stock Transfer Agent:

Shareowner Services
P. O. Box 64854
St. Paul, MN 55164-0854
800.468.9716

DIVIDEND REINVESTMENT PLAN

The Company maintains a Dividend Reinvestment Plan which offers shareholders a convenient and inexpensive way to increase their holdings of common stock in Commercial Federal Corporation. The Plan is available to all registered shareholders of the Company. To obtain information about the Plan, contact Shareowner Services at 800.468.9716.

COMMON STOCK LISTING

Commercial Federal Corporation's common stock is traded on the New York Stock Exchange (NYSE) under the symbol "CFB."

FINANCIAL MATERIALS

Commercial Federal makes a variety of financial reports and publications available on its Web site at www.comfedbank.com. Requests for copies of the Company's Annual Report, Form 10-K and other financial information also may be made through the Investor Relations Internet mailbox, investorrelations@commercialfed.com, or in writing to:

Commercial Federal Corporation
Investor Relations Department
13220 California Street
Omaha, NE 68154

CFB Listed NYSE

Certain statements contained in this annual report are forward-looking in nature. These statements are subject to risks and uncertainties that could cause Commercial Federal's actual results or financial condition to differ materially from those expressed in, or implied by, such statements. Factors of particular importance to Commercial Federal include, but are not limited to, changes in general economic conditions, changes in interest rates, changes in regulations or accounting methods, the progress and expected costs associated with strategic initiatives, competition, the adequacy of the allowance for loan losses, and price levels and conditions in the public securities markets generally.

Commercial Federal® Corporation

Better Banking. Every Day.℠

WWW.COMFEDBANK.COM
13220 CALIFORNIA STREET, OMAHA, NEBRASKA 68154
AN EQUAL OPPORTUNITY EMPLOYER